EXHIBIT 99.1

Brookfield Infrastructure Reports 2020 Year-End Results

2021 distributions increased by 5% - 12th consecutive annual increase

BROOKFIELD, NEWS, Feb. 03, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the fourth quarter ended December 31, 2020.

“2020 provided a unique backdrop to showcase the resilience and strength of our business,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We were also able to invest in high quality assets that were immediately accretive to our results. We are beginning 2021 with a robust liquidity position which will allow us to pursue attractive opportunities and convert them into meaningful investments.”

	For the three months ended December 31,		For the year ended December 31,
US$ millions (except per unit amounts), unaudited[1]	2020	2019	2020	2019
Net income[2]	$331	$23	$394	$233
– per unit[3,4]	$0.58	$(0.06)	$0.35	$0.06
FFO[5]	$398	$358	$1,454	$1,384
– per unit (split-adjusted)[6]	$0.86	$0.77	$3.13	$3.06

Brookfield reported net income for the year of $394 million ($0.35 per unit) compared to $233 million ($0.06 per unit) in the prior year. Net income for the year benefited from organic growth across our regulated and contracted operations, contributions from recently completed acquisitions and a gain associated with the partial disposition of our Australian export terminal. These increases were partially offset by the impact of foreign exchange and higher depreciation associated with our annual revaluation process and new investments.

Funds from Operations (or FFO) for 2020 totaled $1.45 billion, compared to $1.38 billion in the prior year. This 5% increase reflects the highly regulated and contracted nature of our cash flows and embedded organic growth within the company. Results benefited from capital deployed across our segments and organic growth within our utilities, midstream and data segments. The single largest adverse impact on results was the depreciation of the Brazilian real, which reduced FFO by approximately $100 million relative to 2019.

Segment Performance

Our utilities segment generated FFO of $659 million in 2020, an annual increase of 6% after adjusting for the impact of a weaker Brazilian real. Our utility businesses performed well overall, reflecting the regulated and contractual frameworks under which we operate. Results benefited from inflation-indexation and $340 million of capital commissioned into rate base during the last 12 months. These contributions were partially offset by delays in the recognition of certain connections revenue at our U.K. regulated distribution business.

FFO from our transport segment was $590 million, which was relatively consistent with the prior year despite a challenging environment and disruptions in global trade. The segment benefited from the initial contribution of our North American rail operation and LNG export terminal, solid volumes across our rail networks and favorable rent settlements at our U.K. port operation. These contributions were offset by lower volumes at our toll roads and container ports.

FFO from our midstream segment totaled $289 million, an increase of 18% compared to the prior year. Performance this year was excellent, with organic growth contributing 13% despite challenges in global energy markets. Our highly contracted cash flows were uninterrupted by the economic shutdowns and we benefited from robust transportation volumes and the commissioning of several new capital expenditure projects.

Our data segment delivered FFO of $196 million, an increase of almost 50% compared to the prior year. This step-change increase is the result of organic growth and approximately $1 billion of capital deployed into various strategic growth initiatives over the last 24 months. With respect to our ongoing growth capital projects, we have commissioned 22 MW of capacity at our South American data center operation and constructed approximately 150,000 fiber plugs at our French telecom operation in the last year. Combined, these two projects will contribute additional annual EBITDA of $50 million (BIP’s share - approximately $10 million).

The following table presents FFO by segment:

	For the three months ended December 31,		For the year ended December 31,
US$ millions, unaudited	2020	2019	2020	2019
FFO by segment
Utilities	$168	$178	$659	$672
Transport	170	147	590	603
Midstream	86	64	289	244
Data	61	42	196	136
Corporate	(87)	(73)	(280)	(271)
FFO	$398	$358	$1,454	$1,384

Update on Strategic Initiatives

We completed several important initiatives in 2020:

  Deployed $2.5 billion in new investments and organic capital projects - Expanded our presence in India’s rapidly expanding data infrastructure sector with the acquisition of a large-scale portfolio of telecom towers and made an investment in a world class LNG export terminal that is contributing to global decarbonization efforts.

  Generated over $700 million through capital recycling – Completed four sale processes and several asset-level financings that produced over $700 million of proceeds, resulting in an average after-tax IRR of approximately 20% and approximately three times multiple of capital.

In addition, we recently reached an agreement to sell our North American district energy business in two separate transactions for total consideration of $4.1 billion on an enterprise value basis. Net proceeds to BIP are expected to be approximately $950 million. We will earn an IRR of over 30% on our investment and a multiple of invested capital of over six times.

Distribution and Dividend Increase

The Board of Directors has declared a quarterly distribution in the amount of $0.51 per unit, payable on March 31, 2021 to unitholders of record as at the close of business on February 26, 2021. This distribution represents a 5% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.51 per share, also payable on March 31, 2021 to shareholders of record as at the close of business on February 26, 2021.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately $600 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media:	Investors:
Claire Holland	Kate White
Senior Vice President, Communications	Manager, Investor Relations
Tel: (416) 369-8236	Tel: (416) 956-5183
Email: claire.holland@brookfield.com	Email: kate.white@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2020 Year-End Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on February 3, 2021 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p.63nh6f4w or via teleconference at 1-866-688-9459 toll free in North America. For overseas calls please dial +1-409-216-0834, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-859-2056 or +1-404-357-3406 (Conference ID: 4178742).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics such as the COVID-19 on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, and class A shares of BIPC.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 12 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP Units, and class A shares of BIPC.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and twelve-month period ended December 31, 2020 were 295.4 million and 294.7 million, respectively (2019 – 293.5 million and 285.6 million). Earnings per limited partnership unit have been adjusted to reflect the dilutive impact of the special distribution.
  Results in a loss on a per unit basis for the three-month period ended December 31, 2019 as allocation of net income is reduced by preferred unit and incentive distributions.
  FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 9 of this press release.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield, Exchange LP units, and class A shares of BIPC for limited partnership units, as if the special distribution had been completed prior to the periods presented, for the three and twelve-month periods ended December 31, 2020 were 465.0 million and 464.9 million, respectively (2019 – 464.8 million and 452.9 million). Average number of units outstanding on a fully diluted time weighted average basis, excluding the impact of the special distribution, for the three and twelve-month periods ended December 31, 2020 were 418.5 million and 418.4 million, respectively (2019 – 418.3 million and 407.6 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Dec 31, 2020	Dec 31, 2019

Assets
Cash and cash equivalents	$867	$827
Corporate financial assets	425	149
Property, plant and equipment and investment properties	32,102	23,429
Intangible assets and goodwill	18,401	20,939
Investments in associates and joint ventures	5,528	4,967
Deferred income taxes and other	4,008	5,997
Total assets	$61,331	$56,308

Liabilities and partnership capital
Corporate borrowings	$3,158	$2,475
Non-recourse borrowings	20,020	18,544
Financial liabilities	3,374	2,173
Deferred income taxes and other	13,106	10,939

Partnership capital
Limited partners	4,233	5,048
General partner	19	24
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	1,687	2,039
Class A shares of BIPC and Exchange LP units	650	18
Interest of others in operating subsidiaries	13,954	14,113
Preferred unitholders	1,130	935
Total partnership capital	21,673	22,177
Total liabilities and partnership capital	$61,331	$56,308

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three months		For the twelve months
	ended December 31		ended December 31
US$ millions, except per unit information, unaudited	2020	2019	2020	2019

Revenues	$2,534	$1,655	$8,885	$6,597
Direct operating costs	(1,356)	(907)	(4,843)	(3,395)
General and administrative expense	(93)	(79)	(312)	(279)
Depreciation and amortization expense	(519)	(282)	(1,705)	(1,214)
	566	387	2,025	1,709
Interest expense	(372)	(222)	(1,179)	(904)
Share of earnings from associates and joint ventures	55	136	131	224
Mark-to-market on hedging items	(73)	(47)	(16)	57
Other income (expense)	452	(144)	234	(158)
Income before income tax	628	110	1,195	928
Income tax expense
Current	(54)	(70)	(237)	(250)
Deferred	—	(14)	(54)	(28)
Net income	574	26	904	650
Non-controlling interest of others in operating subsidiaries	(243)	(3)	(510)	(417)
Net income attributable to partnership	$331	$23	$394	$233

Attributable to:
Limited partners	$182	$(13)	$141	$52
General partner	46	41	183	159
Non-controlling interest – redeemable partnership units held by Brookfield	74	(5)	55	22
Non-controlling interest – class A shares of Brookfield Infrastructure Corporation	28	—	14	—
Non-controlling interest – exchange LP units	1	—	1	—
Basic and diluted earnings per unit attributable to:
Limited partners[1]	$0.58	$(0.06)	$0.35	$0.06
  Average number of limited partnership units outstanding on a time weighted average basis for the three and twelve-month period ended December 31, 2020 were 295.4 million and 294.7 million, respectively (2019 – 293.5 million and 285.6 million). Earnings per limited partnership unit have been adjusted to reflect the dilutive impact of the special distribution.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three months		For the twelve months
	ended December 31		ended December 31
US$ millions, unaudited	2020	2019	2020	2019

Operating Activities
Net income	$574	$26	$904	$650
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	(39)	(48)	36	30
Depreciation and amortization expense	519	282	1,705	1,214
Mark-to-market on hedging items, provisions and other	(344)	147	51	153
Deferred income tax expense	—	14	54	28
Change in non-cash working capital, net	(293)	(8)	(220)	68
Cash from operating activities	417	413	2,530	2,143

Investing Activities
Net investments in:
Operating and held for sale assets	(37)	(7,787)	(2,660)	(9,999)
Associates	—	(115)	(369)	(404)
Long-lived assets	(456)	(329)	(1,426)	(1,144)
Financial assets	71	231	(237)	102
Net settlements of foreign exchange contracts	—	14	83	73
Cash used by investing activities	(422)	(7,986)	(4,609)	(11,372)

Financing Activities
Distributions to limited and general partners	(286)	(263)	(1,134)	(1,027)
Net borrowings:
Corporate	185	330	629	398
Subsidiary	736	2,615	1,119	3,573
Deposit received from parent	—	—	545	—
Net preferred units and preferred shares issued	—	—	195	72
Net partnership units issued	2	2	9	781
Net capital provided by non-controlling interest and other	(824)	5,019	763	5,745
Cash (used by) from financing activities	(187)	7,703	2,126	9,542

Cash and cash equivalents
Change during the period	$(192)	$130	$47	$313
Cash reclassified as held for sale	—	3	—	(13)
Impact of foreign exchange on cash	47	17	(7)	(13)
Balance, beginning of period	1,012	677	827	540
Balance, end of period	$867	$827	$867	$827

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months		For the twelve months
	ended December 31		ended December 31
US$ millions, unaudited	2020	2019	2020	2019

Adjusted EBITDA
Utilities	$218	$223	$854	$850
Transport	237	202	806	833
Midstream	110	86	379	320
Data	92	54	266	175
Corporate	(93)	(79)	(312)	(279)
Total	564	486	1,993	1,899

Financing costs	(188)	(146)	(623)	(585)
Other income	22	18	84	70
Funds from operations (FFO)	398	358	1,454	1,384

Depreciation and amortization	(326)	(222)	(1,034)	(895)
Deferred taxes and other items	259	(113)	(26)	(256)
Net income attributable to the partnership	$331	$23	$394	$233

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to the partnership includes net income attributable to limited partners, the general partner, and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units and class A shares of BIPC.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months		For the twelve months
	ended December 31		ended December 31
US$, unaudited	2020	2019	2020	2019

Earnings per limited partnership unit[1]	$0.58	$(0.06)	$0.35	$0.06
Add back or deduct the following:
Depreciation and amortization	0.70	0.48	2.22	1.98
Deferred taxes and other items	(0.42)	0.35	0.56	1.02
FFO per unit[2]	$0.86	$0.77	$3.13	$3.06
  Average number of limited partnership units outstanding on a time weighted average basis for the three and twelve-month periods ended December 31, 2020 were 295.4 million and 294.7 million, respectively (2019 – 293.5 million and 285.6 million). Earnings per limited partnership unit have been adjusted to reflect the dilutive impact of the special distribution.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield, Exchange LP units, and class A shares of BIPC for limited partnership units, as if the special distribution had been completed prior to the periods presented, for the three and twelve-month periods ended December 31, 2020 were 465.0 million and 464.9 million, respectively (2019 – 464.8 million and 452.9 million). Average number of units outstanding on a fully diluted time weighted average basis, excluding the impact of the special distribution, for the three and twelve-month periods ended December 31, 2020 were 418.5 million and 418.4 million, respectively (2019 – 418.3 million and 407.6 million).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of
US$ millions, unaudited	Dec 31, 2020	Dec 31, 2019

Assets
Operating groups
Utilities	$2,896	$3,112
Transport	4,209	4,058
Midstream	2,245	2,127
Data	1,995	1,318
Corporate cash and cash equivalents	464	273
	$11,809	$10,888

Liabilities
Corporate borrowings	$3,158	$2,475
Other liabilities	2,062	1,284
	5,220	3,759
Capitalization
Partnership capital	6,589	7,129
	$11,809	$10,888

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to limited partners, the general partner and non-controlling interests – redeemable partnership units held by Brookfield, Exchange LP Units, and class A shares of BIPC.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from the Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 6 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position.

Brookfield Infrastructure Corporation Reports
Fourth Quarter 2020 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.51 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on March 31, 2021 to shareholders of record as at the close of business on February 26, 2021. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on BIP’s units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at www.brookfield.com/infrastructure. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.

Results

The net income and Funds from Operations (FFO) of BIPC is fully attributed to the Partnership and the earnings of BIPC are fully captured in the Partnership’s financial statements and results.

	For the three months ended December 31,		For the year ended December 31,
US$ millions, unaudited[1]	2020	2019	2020	2019
Net (loss) income attributable to the Partnership	$(102)	$51	$(552)	$197
FFO[2]	$105	$110	$401	$432

BIPC reported a net loss for the year of $552 million compared to net income of $197 million in the prior year. Earnings for the current year benefited from capital commissioned into rate base at our U.K. regulated distribution business and inflation-indexation at our Brazilian regulated gas transmission business. These positive impacts were more than offset by revaluation losses recognized on our Shares that are classified as liabilities under IFRS, and the impact of foreign exchange.

Our business generated FFO of $401 million for the year, representing a 4% increase over the prior year after adjusting for a weaker Brazilian real. Results benefited from inflationary-indexation and additions to rate base, however these positive factors were more than offset by the impacts of foreign exchange and lower connections activity at our U.K. regulated distribution business.

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the U.S. registration statement on Form F-1 and Canadian prospectus filed in connection with the distribution of the Shares on March 31, 2020 with securities regulators in Canada and the United States and the documents incorporated by reference therein, including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and in other documents filed by the Partnership and BIPC with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

  Brookfield Infrastructure Corporation was established on August 30, 2019 by the Partnership. On March 30, 2020, the Partnership contributed its regulated utilities businesses in Brazil and the U.K. to our company. For the periods prior to March 30, 2020, the financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows of the businesses that were contributed to our company effective March 30, 2020.

  FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We also exclude from FFO dividends paid on exchangeable shares of our company that are presented as interest expense, as well as interest expense on loans payable to the Partnership which represent the Partnership’s investment in our company. A reconciliation of net income to FFO is available on page 17 of this release.

Brookfield Infrastructure Corporation
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Dec 31, 2020	Dec 31, 2019

Assets
Cash and cash equivalents	$192	$204
Accounts receivable and other	394	390
Property, plant and equipment	5,111	4,497
Intangible assets	2,948	3,936
Goodwill	528	667
Deferred tax asset and other	171	159
Total assets	$9,344	$9,853

Liabilities and Equity
Accounts payable and other	$505	$487
Exchangeable and class B shares	2,221	—
Non-recourse borrowings	3,477	3,526
Loans payable to Brookfield Infrastructure	1,143	—
Financial liabilities	1,031	1,008
Deferred tax liabilities and other	1,539	1,555

Equity
Equity in net assets attributable to the Partnership	(1,722)	1,654
Non-controlling interest	1,150	1,623
Total equity	(572)	3,277
Total liabilities and equity	$9,344	$9,853

Brookfield Infrastructure Corporation
Consolidated Statements of Operating Results

	For the three months		For the twelve months
	ended December 31		ended December 31
US$ millions, unaudited	2020	2019	2020	2019

Revenues	$375	$406	$1,430	$1,619
Direct operating costs	(68)	(67)	(244)	(244)
General and administrative expense	(10)	(9)	(33)	(30)
Depreciation and amortization expense	(71)	(77)	(283)	(308)
	226	253	870	1,037
Interest expense	(61)	(36)	(214)	(156)
Mark-to-market on hedging items and foreign currency revaluation	(25)	9	(61)	5
Remeasurement of exchangeable and class B shares	(79)	—	(511)	—
Other expense	(15)	(12)	(47)	(44)
Income before income tax	46	214	37	842
Income tax expense
Current	(44)	(44)	(167)	(175)
Deferred	(19)	(25)	(102)	(97)
Net (loss) income	$(17)	$145	$(232)	$570

Attributable to:
Partnership	$(102)	$51	$(552)	$197
Non-controlling interest	85	94	320	373

Brookfield Infrastructure Corporation
Consolidated Statements of Cash Flows

	For the three months		For the twelve months
	ended December 31		ended December 31
US$ millions, unaudited	2020	2019	2020	2019

Operating Activities
Net (loss) income	$(17)	$145	$(232)	$570
Adjusted for the following items:
Depreciation and amortization expense	71	77	283	308
Mark-to-market on hedging items and other	37	1	110	35
Remeasurement of exchangeable and class B shares	79	—	511	—
Deferred income tax expense	19	25	102	97
Change in non-cash working capital, net	(44)	(22)	(44)	73
Cash from operating activities	145	226	730	1,083

Investing Activities
Purchase of long-lived assets, net of disposals	(108)	(133)	(399)	(441)
Cash used by investing activities	(108)	(133)	(399)	(441)

Financing Activities
Distributions to non-controlling interest	(173)	(190)	(436)	(525)
Distributions to, net of contributions from, the Partnership	—	(114)	(33)	(250)
Proceeds from borrowings	66	149	551	316
Repayments of borrowings	(16)	(14)	(399)	(55)
Cash used by financing activities	(123)	(169)	(317)	(514)

Cash and cash equivalents
Change during the period	$(86)	$(76)	$14	$128
Impact of foreign exchange on cash	28	(5)	(26)	(23)
Balance, beginning of period	250	285	204	99
Balance, end of period	$192	$204	$192	$204

Brookfield Infrastructure Corporation
Statements of Funds from Operations

	For the three months		For the twelve months
	ended December 31		ended December 31
US$ millions, unaudited	2020	2019	2020	2019

Adjusted EBITDA
Utilities	$144	$149	$545	$585
Corporate	(10)	(9)	(33)	(30)
Total	134	140	512	555

Financing costs	(18)	(20)	(71)	(80)
Other income	(11)	(10)	(40)	(43)
Funds from operations (FFO)	105	110	401	432

Depreciation and amortization	(40)	(39)	(151)	(148)
Deferred taxes and other items	(167)	(20)	(802)	(87)
Net (loss) income attributable to the Partnership	$(102)	$51	$(552)	$197

Notes:

Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure Corporation net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses. Net income attributable to shareholders includes net income attributable to the Partnership prior to and after the special distribution.

The Statements of Funds from Operations above are prepared on a basis that differs from net income as presented in Brookfield Infrastructure Corporation’s Consolidated Statements of Operating Results on page 15 of this release, which is prepared in accordance with IFRS. Management uses FFO as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing our company’s results.